SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Endowment TEI Fund, L.P.

(Name of Issuer)

The Endowment TEI Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(October 24, 2013)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$290,244,000 (a)	$37,383.43 (b)

(a)	Calculated as the aggregate maximum purchase price for limited partnership interests.

(b)	Calculated at $128.80 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

As disclosed in the Private Placement Memorandum of The Endowment TEI Fund, L.P. (the “Fund” or the “TEI Fund”) as amended on January 18, 2013, as may be amended from time to time (the “PPM”), it is anticipated that on a quarterly basis, subject to Board approval, the Fund will offer to buy your limited partnership interests (“Interests”) or a portion thereof, at their estimated net asset value (which is calculated as the estimated value of the Fund’s assets minus its liabilities). This offer, which begins on October 24, 2013 (the “Effective Date”) will remain open until midnight, Central Standard Time, on November 21, 2013 (the “Expiration Date”). Estimated net asset value will be calculated for this purpose on December 31, 2013 (also referred to herein as the “Valuation Date”). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the PPM.

Following this summary is a formal notice of the Fund’s offer to purchase all or a portion of your Interests, which remains open until the Expiration Date, unless extended. You may withdraw your tendered Interests until the earlier to occur of the date such tendered Interests are accepted by the Fund or the Valuation Date.

If an investor would like the Fund to purchase his or her Interests, the investor generally should mail a Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.4, to Endowment Advisers, L.P. (the “Investment Adviser”) at P.O. Box 182663, Columbus, Ohio, 43218-2663, Attention: The Endowment Fund or fax it to the Investment Adviser at (866) 624-0077, Attention: The Endowment Fund. Either method of delivery must result in the receipt of the properly executed form before the Expiration Date. If faxed, the original Tender Offer Form should be mailed promptly thereafter to the Investment Adviser. Investors whose broker of record is Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill”) or U.S. Trust should mail or fax the Letter of Transmittal (the Tender Offer Form will suffice) to their Financial Advisor or Portfolio Manager, instead of to the Investment Adviser, by the Expiration Date.

The value of your Interests will likely change between the most recent time net asset value was calculated and communicated to you and the Valuation Date. If you would like to obtain the estimated net asset value of your Interests, which the Fund’s administrator calculates monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests, you may contact the Support Desk of the Investment Adviser at (800) 725-9456, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Central Standard Time.

Please note that just as you have the opportunity to have your Interests repurchased in the Offer and the right to withdraw your tendered Interests, the Fund has the right to cancel, amend or postpone this offer at any time prior to the earlier to occur of the Valuation Date (as such may be extended if the Expiration Date is extended) or when the tendered Interests have been accepted by the Fund. Also realize that for any Interests tendered, you remain a partner in the Fund through the Valuation Date, when the estimated net asset value of your Interests is calculated.

Item 2.	Issuer Information.

(a) The name of the issuer is The Endowment TEI Fund, L.P. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675.

(b) The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is limited partnership interests or portions thereof in the Fund. (As used herein, the term “Interest” or “Interests,” as the context requires, shall refer to the limited partnership interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the limited partnership interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.) As of the close of business on August 31, 2013, there was approximately $1,203,393,388 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $290,244,000 of Interests (the “Offer Amount”).

The Fund is one of several “feeder” funds that invests substantially all of its capital into The Endowment Master Fund, L.P. (the “Master Fund”), which then invests its capital in Investment Funds. The Board of the Master Fund has approved a tender offer for up to $650,000,000 of capital of its investors (the “Master Offer Amount”), including the Fund and the other “feeder funds” with the Board of the TEI Fund having approved the Offer Amount.

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement of Limited Partnership dated as of May 1, 2006 (the “LP Agreement”).

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is The Endowment TEI Fund, L.P. The Fund’s principal executive office is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The investment adviser of the Fund is Endowment Advisers, L.P. The principal executive office of the Investment Adviser is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The Investment Adviser’s investment committee (“Investment Committee”) members are Messrs. John A. Blaisdell, Andrew B. Linbeck, Lee G. Partridge and Mark W. Yusko (herein defined as the “Managers”). Their address is c/o Endowment Advisers, L.P. at 4265 San Felipe, 8th Floor, Houston, Texas 77027.

Item 4.	Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to the Offer Amount in tendered Interests, subject to any extension of the Offer to Purchase.

(ii) The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on the Valuation Date, subject to any extension of the Offer to Purchase.

•

The initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased Interest (or portion thereof), determined as of the Valuation Date. The Initial Payment will be made as of the later of (1) the 30th day after the Valuation Date, or (2) in the sole discretion of the Investment Adviser, if the Master Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Master Fund from the Investment Funds (the “Investment Fund Payment Date”).

•

The second and final payment (the “Final Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Interest (or portion thereof), determined as of the Valuation Date based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, over (2) the Initial Payment. The Investment Adviser anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

•

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

•

Notwithstanding anything in the foregoing to the contrary, in the event that a Partner has requested the repurchase of a portion of its Interest which would result in such Partner continuing to hold at least 10% of the value of its Interest as of December 31 of the fiscal year ending immediately prior to the fiscal year in which such request was made, the Final Payment in respect of such repurchase shall be made on or before the 60th day after the Valuation Date, provided that if the Master Fund, in the sole discretion of the Investment Adviser, has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Interests, such payment may be postponed until 10 business days after the applicable Investment Fund Payment Date. Such payment shall be in an amount equal to the excess, if any, of (1) the value of the repurchased Interest (or portion thereof), determined as of the Valuation Date, based upon information known to the Fund as of the date of the Final Payment, over (2) the Initial Payment. If, based upon the results of the annual audit of the Fund’s financial statements for the fiscal year in which the Valuation Date of such repurchase occurred, it is determined that the value at which the Interest was repurchased was incorrect, the Fund shall, as promptly as practicable after the completion of such audit, decrease such Partner’s capital account balance by the amount of any overpayment, or increase such Partner’s capital account balance by the amount of any underpayment, as applicable.

The repurchase of Interests is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. Following the commencement of an offer to repurchase Interests, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for the Fund and its Partners, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine the value of its net assets, and other unusual circumstances.

Each Partner whose Interest (or portion thereof) has been accepted for repurchase will continue to be a Partner of the Fund until the Valuation Date (and thereafter if its Interest is repurchased in part) and may exercise its voting rights with respect to the repurchased Interest (or portion thereof) until the Valuation Date. Moreover, the capital account maintained in respect of a Partner whose Interest (or portion thereof) has been accepted for repurchase will be adjusted for the net profits or net losses of the Fund through the Valuation Date, and such Partner’s capital account shall not be adjusted for the amount withdrawn, as a result of the repurchase, prior to the Valuation Date.

Upon its acceptance of tendered Interests or portions of Interests for repurchase, the Fund will maintain on its books (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of them), in an amount equal to the amount of accepted tendered Interests.

Payments for repurchased Interests may require the Fund to liquidate portfolio holdings in Investment Funds earlier than the Investment Adviser otherwise would liquidate such holdings, potentially resulting in losses (including the payment of early redemption fees), a reduction in the Fund’s tax efficiency and may increase the Fund’s portfolio turnover. The Investment Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover. The Fund may, but need not, maintain cash to meet repurchase requests. Such a practice could impact the ability of the Fund to achieve its investment objective.

As approved by the Board, and in certain instances, a 2% Early Repurchase Fee will be charged by the Fund (and inure to the benefit of the remaining Partners) with respect to any repurchase of an Interest (or portion thereof) from a Partner at any time prior to the business day immediately preceding the one-year anniversary of the Partner’s purchase of such Interest (or portion thereof). As described in the PPM, the Fund is currently waiving the Early Repurchase Fee. Further, the Board may waive the Early Repurchase Fee as a result of, among other things, a Partner that provides a written letter of intent to reinvest repurchased Interests in another registered feeder fund that invests substantially all of its assets in the Master Fund. If a Partner would like to invest in another such feeder fund, such Partner should contact his, her or its financial intermediary. Partial Interests tendered for repurchase will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of an Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent net profits and net losses) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (adjusted for subsequent net profits and net losses) until such capital contribution is decreased to zero.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges (except for direct costs and expenses, such as wiring fees) on the repurchase of Interests, although it may allocate to Partners whose Interests are repurchased withdrawal or similar charges imposed by Investment Funds if the Investment Adviser determines to withdraw from one or more Investment Funds as a result of Partner repurchase tenders and such charges are imposed on the Fund.

A Partner who tenders some but not all of the Partner’s Interest for repurchase will be required to maintain a minimum capital account balance of $50,000. Such minimum capital account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Partner so that the required capital account balance is maintained.

In the event that the Investment Adviser or any of its affiliates holds an Interest (or portion of an Interest) in its capacity as a Partner, such Interest (or portion of an Interest) may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Partners.

A copy of: (i) the Cover Letters to Offer to Purchase and Letters of Transmittal; (ii) the Investor Notice Letter; (iii) the Offers to Purchase; and (iv) the Forms of Letter of Transmittal are attached hereto as Exhibits 99.1, 9.2, 99.3 and 99.4, respectively.

(iii) The scheduled expiration date is midnight, Central Standard Time, November 21, 2013.

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the Offer to Purchase, the estimated net asset value of such Interests will be determined approximately one month after the Offer to Purchase actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of tendered Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

(vi) Interests may be withdrawn at any time until the earlier to occur of the date such tendered Interests are accepted by the Fund or the Valuation Date.

(vii) Investors wishing to tender Interests pursuant to the Offer should generally send or deliver a completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to the Investment Adviser, to the attention of The Endowment Fund, at P.O. Box 182663, Columbus, Ohio 43218-2663, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of The Endowment Fund, at (866) 624-0077. Investors whose broker of record is Merrill or U.S. Trust should send or deliver, or fax, the completed and executed Letter of Transmittal (the Tender Offer Form will suffice) to their Financial Advisor or Portfolio Manager instead of to the Investment Adviser. The completed and executed Letter of Transmittal must be received either by mail or by fax prior to the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal (the Tender Offer Form will suffice) promptly thereafter to the Investment Adviser or to their Financial Advisor or Portfolio Manager.

Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time until the earlier to occur of the date such tendered Interests are accepted by the Fund or the Valuation Date. To be effective, any notice of withdrawal must be timely received by the Investment Adviser by mail or fax, or in the case of clients of Merrill or U.S. Trust, by their Financial Advisor or Portfolio Manager. A form to use to give notice of withdrawal is available by calling, in the case of clients of Merrill or U.S. Trust, their Financial Advisor or Portfolio Manager or, for all other investors, the Investment Adviser at (800) 725-9456. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered when it gives written notice to the tendering investor of its election to purchase such Interests.

(ix) If more than the Maximum Amount of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Fund does not presently expect any increase in the amount of Interests offered for repurchase in the event of an oversubscription.

(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered as well as necessarily increased illiquidity of the Master Fund’s portfolio, as the Fund’s portfolio will become less liquid and more focused on investments in externally managed private equity funds and hedge funds.

As described in the investor notice letter, in conjunction with approval of the Offer, the Board of Directors of the Fund has approved asset and liquidity strategy changes for the Fund, which will become effective in January 2014. The strategy changes are necessary to allow the Offer in the amount specified herein. The Fund is replacing the present asset allocation ranges and liquidity requirements of the portfolio with a limitation that the Fund portfolio will not contain more than 75% longer term illiquid private assets. After the strategy changes and the Offer, the portfolio will hold approximately 60% longer term illiquid private assets. The Global Opportunistic and Arbitrage Strategies asset classes, as defined in the PPM, will constitute the majority of the more liquid asset exposure, which will be implemented primarily through investments in externally managed hedge funds.

Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining investors to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing investors from time to time.

(xi) Not applicable.

(xii) An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor’s adjusted tax basis in its Interest. The amount realized will include the investor’s allocable share of the Fund’s nonrecourse borrowings (as defined for Federal income tax purposes) from the Master Fund, if any. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. An investor’s tax basis in its Interest generally will be adjusted for Fund income, gain, deduction or loss allocated, for tax purposes, to the investor for periods prior to the purchase of the Interest by the Fund. A tax loss, if any, will be recognized by the investor only after the tendering investor has received full payment excluding its 5% holdback from the Fund. This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Interest at the time the gain or loss is recognized. United States Treasury Regulations provide that an investor may have a fragmented holding period for its Interest if the investor has made contributions to the Fund at different times. However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the investor’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the United States Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor’s adjusted tax basis in its Interest.

Pursuant to the authority granted to it under the LP Agreement, the Investment Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

(2) Not applicable.

(b) At the present time, the Fund is not aware of any intentions of any of the Managers or members of the Board or officers of the Fund or of a Fund affiliate to have their Interests acquired in this tender offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The Fund’s PPM and the LP Agreement, which were provided to each Partner in advance of subscribing for Interests, provide that the Fund’s Board has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser or the Fund’s Board, or any person controlling the Fund or controlling the Investment Adviser or the Fund’s Board; and (ii) any person, with respect to Interests. On July 24, 2013, the Master Fund offered to repurchase Interests as of September 30, 2013 from partners and approximately $143 million worth of Interests was tendered.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer to Purchase is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the LP Agreement.

(b) Interests that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the Sharing Ratios of remaining Partners in the Fund (assuming no further issuances of Interests).

(c) Neither the Fund nor the Investment Adviser nor any of the Managers or Directors of the Fund (nor members of the Board of Directors) have any plans or proposals that relate to or would result in: (1) the acquisition by any of the above of additional Interests in the Fund (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund (except for periodic discretionary solicitations of tender offers); (2) other than as described in the investor notice letter filed in connection with the Offer, an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Investment Adviser or the Managers or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director or to change any material term of the investment advisory arrangements with the Investment Adviser; (5) other than as described in the investor notice letter filed in connection with the Offer, a sale or transfer of a material amount of assets of the Fund (other than as the Managers or Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) other than as described in the investor notice letter filed in connection with the Offer, any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed the Maximum Amount (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund.

(b) There are no material conditions to the financing of the repurchase of Interests discussed in response to paragraph (a) above.

Item 8.	Interest in Securities of the Issuer.

(a) Based on August 31, 2013 estimated values, Mr. John A. Blaisdell, Manager, Director and Co-Principal Executive Officer of the Fund beneficially owns $238,852 of Interests in the Fund and an aggregate of $1,439,356 of the Interests in the fund complex.

Based on August 31, 2013 estimated values, Mr. Andrew B. Linbeck, Manager, Director and Co-Principal Executive Officer of the Fund beneficially owns $259,712 of Interests in the Fund and an aggregate of $2,237,435 of the Interests in the fund complex.

Based on August 31, 2013 estimated values, Mr. John E. Price, Principal Financial Officer of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $116,738 of the Interests in the fund complex.

Based on August 31, 2013 estimated values, Mr. A. Haag Sherman, Director of the Fund beneficially owns $84,740 of Interests in the Fund and an aggregate of $1,978,323 of the Interests in the fund complex.

Based on August 31, 2013 estimated values, Mr. Lee G. Partridge, Manager and Chief Investment Officer of the Investment Adviser, does not have any beneficial ownership in the Fund.

Based on August 31, 2013 estimated values, Mr. Mark W. Yusko, Manager of the Investment Adviser, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $1,086,572 of the Interests in the fund complex.

Based on August 31, 2013 estimated values, Mr. Jeremy L. Radcliffe, Secretary of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $494,431 of the Interests in the fund complex.

Based on August 31, 2013 estimated values, Mr. Scott E. Schwinger, Independent Director of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $214,122 of the Interests in the fund complex.

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

The financial statements of the Fund dated December 31, 2012, and the schedule of investments dated December 31, 2012, both filed with the SEC on EDGAR on Form N-CSR on March 11, 2013, are hereby incorporated by reference. In addition, the financial statements of the Fund dated June 30, 2013, and the schedule of investments of the Fund dated June 30, 2013, both filed with the SEC on EDGAR on Form N-CSR on September 6, 2013, are hereby incorporated by reference.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(c)	None.

Item 12.	Exhibits.

99.1	Cover Letters to Offer to Purchase and Letters of Transmittal.

99.2	Investor Notice Letter.

99.3	Offers to Purchase.

99.4	Forms of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2013

THE ENDOWMENT TEI FUND, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letters to Offer to Purchase and Letters of Transmittal.

99.2	Investor Notice Letter.

99.3	Offers to Purchase.

99.4	Forms of Letter of Transmittal.